Exhibit 99.5

Satyam Computer Services Limited

Description of Business

Satyam Computer Services Limited and its consolidated subsidiaries, Joint Ventures and Associates (hereinafter referred to as “Satyam”) are engaged in providing information technology services, developing software products and business process outsourcing.

Satyam Computer Services Limited (hereinafter referred to as “Satyam Computer Services”) is an information technology (“IT”) services provider that uses a global infrastructure to deliver value-added services to its customers, to address IT needs in specific industries and to facilitate electronic business, or eBusiness, initiatives. Satyam Computer Services was incorporated on June 24, 1987 in Hyderabad, Andhra Pradesh, India. Satyam Computer Services has offshore development centers located throughout India that enables it to provide high quality and cost-effective solutions to clients. It also has offsite centers located in the United States, United Kingdom, Germany, Singapore, Malaysia, Australia, Japan and Dubai. The range of services offered by it, either on a “time and material” basis or “fixed price”, includes consulting, systems design, software development, system integration and application maintenance. Satyam Computer Services offers a comprehensive range of IT services, including software development, packaged software integration, system maintenance and engineering design services. Satyam Computer Services has established a diversified base of corporate customers in a wide range of industries including insurance, banking and financial services, manufacturing, telecommunications, transportation and engineering services.

Nipuna Services Limited (“Nipuna”) a wholly owned subsidiary of Satyam Computer Services is engaged in providing Business Process Outsourcing services covering HR, Finance & Accounting, Customer Contact (Voice, Mail and Chat), and Transaction Processing (industry-specific offerings).

Statement on Significant Accounting Policies

a)	Basis of Consolidation

The Consolidated Financial Statements include the accounts of Satyam Computer Services and its subsidiary companies. Subsidiary companies are those in which Satyam Computer Services, directly or indirectly, have an interest of more than one half of the voting power or otherwise have power to exercise control over the operations. Subsidiaries are consolidated from the date on which effective control is transferred to the Group and are no longer consolidated from the date of disposal.

All inter company transactions, balances and unrealized surpluses and deficits on transactions between Group companies are eliminated. Consistency in adoption of accounting polices among all group companies is ensured to the extent practicable. Separate disclosure is made of minority interest.

Investments in Business entities over which the company exercises joint control are accounted for using the proportionate consolidation except where the control is considered to be temporary. Investment in associates are accounted for using the equity method.

On occasion, a subsidiary or associated company accounted for by the equity method (“offering company”) may issue its shares to third parties as either a public offering or private placement at per share amounts in excess of or less than Satyam’s average per share carrying value. With respect to such transactions, the resulting gains or losses arising from the dilution of interest are recorded as Capital Reserve/Goodwill. Gain or losses arising on the direct sales by Satyam of its investment in its subsidiaries or associated companies to third parties are transferred to Profit and Loss Account. Such gains or losses are the difference between the sale proceeds and net carrying value of investments.

Minority Interest in subsidiaries represents the minority shareholders proportionate share of net assets and the net income of Satyam’s majority owned subsidiaries.

Satyam Computer Services Limited

b)	Use of Estimates

The preparation of the financial statements in conformity with the GAAP requires that the management makes estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities as at the date of the financial statements, and the reported amounts of revenue and expenses during the reported year. Actual results could differ from those estimates.

c)	Revenue Recognition

i) IT Services

Revenue from professional services consist primarily of revenue earned from services performed on a “time and material” basis. The related revenue is recognized as and when the services are performed. Satyam Computer Services also performs time bound fixed-price engagements, under which revenue is recognized using the percentage of completion method of accounting. The cumulative impact of any revision in estimates of the percentage of work completed is reflected in the year in which the change becomes known. Provisions for estimated losses on such engagements are made during the year in which a loss becomes probable and can be reasonably estimated.

Amounts received or billed in advance of services performed are recorded as unearned revenue. Unbilled revenue, included in debtors, represents amounts recognized based on services performed in advance of billing in accordance with contract terms.

Unearned revenue is calculated on the basis of the unutilized period of time at the Balance Sheet and represents revenue which is expected to be earned in future periods in respect of internet, e-mail services, electronic data interchange and web hosting services.

ii) Business Process Outsourcing

Revenue from per engagement services is recognized based on the number of engagements performed. Revenues from per time period services are recognized based on the time incurred in providing services at contracted rates. Revenue from per incident services is based on the performance of specific criteria at contracted rates.

d)	Foreign Currency Transactions/Translations

Transactions in foreign currency are recorded at exchange rate prevailing on the date of transaction.

Monetary assets and liabilities denominated in foreign currency are translated at the rate of exchange at the balance sheet date and resultant gain or loss is recognized in the profit and loss account.

Non-monetary assets and liabilities are translated at the rate prevailing on the date of transaction.

The operations of foreign branches of the company are of integral in nature and the financial statements of these branches are translated using the same principles and procedures of head office.

In case of forward exchange contract or any other financial instruments that is in substance a forward exchange contract to hedge the foreign currency risk which is on account of firm commitment and/or is a highly probable forecast transaction, the premium or discount arising at the inception of the contract is amortized as expense or income over the life of the contract.

Gains/losses on settlement of transaction arising on cancellation or renewal of such a forward exchange contract is recognized as income or as expense for the period.

In all other cases the gain or loss on contract is computed by multiplying the foreign currency amount of the forward exchange contract by the difference between the forward rate available at the reporting date for the remaining maturity of the contract and the contracted forward rate (or the forward rate last

Satyam Computer Services Limited

used to measure a gain or loss on that contract for an earlier period), is recognized in the profit and loss account for the period.

Foreign subsidiaries are non-integral in nature. Assets and Liabilities of such subsidiaries are translated at the year end exchange rate, income and expenditure are translated at the average rate during the period. The resultant translation adjustment is reflected as a separate component of shareholders’ funds as a ‘Currency Translation Reserve’.

e)	Fixed Assets

Fixed assets are stated at actual cost less accumulated depreciation. The actual cost capitalized includes material cost, freight, installation cost, duties and taxes, finance charges and other incidental expenses incurred during the construction/installation stage.

Gains/losses arising on foreign exchange liabilities incurred for the purpose of acquiring fixed assets are adjusted in the carrying amount of the respective fixed assets.

Depreciation on fixed assets is computed on the straight line method over their estimated useful lives at the rates which are higher than the rates prescribed under Schedule XIV of the Companies Act, 1956. Individual assets acquired for less than Rs. 5,000 are entirely depreciated in the year of acquisition.

The cost of and the accumulated depreciation for fixed assets sold, retired or otherwise disposed off are removed from the stated values and the resulting gains and losses are included in the profit and loss account.

Costs of application software for internal use are generally charged to revenue as incurred due to its estimated useful lives being relatively short, usually less than one year.

The estimated useful lives are as follows:

Estimated useful lives
Buildings	28 years
Computers	2 years
Plant and Machinery (Other than Computers)	5 years
Software – used in Development for Projects	3 years
Office Equipment	5 years
Furniture, Fixtures and Interiors	5 years
Vehicles	5 years
Leasehold improvements	Shorter of lease period or estimated useful lives

Depreciation on assets acquired under a finance lease is provided using the straight-line method over the shorter of the lease term or the useful life of the asset.

Assets under installation or under construction as at the Balance sheet date are shown as capital work in progress. Advances paid towards acquisition of assets are also included under capital work in progress.

Satyam Computer Services Limited

f)	Goodwill and Other Intangible Assets

Goodwill represents the difference between the purchase price and the book value of assets and liabilities acquired. Goodwill is amortized over the useful life of the asset. The goodwill is reviewed for impairment whenever events or changes in business circumstances indicate the carrying amount of assets may not be fully recoverable. If impairment is indicated, the asset is written down to its fair value.

g)	Investments

Investments are classified into current investments and long-term investments. Current investments are carried at the lower of cost or fair value. Any reduction in carrying amount and any reversals of such reductions are charged or credited to the profit and loss account. Long-term investments are carried at cost less provision made to recognize any decline, other than temporary, in the value of such investments.

h)	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost of hardware and software purchased for the purpose of resale is determined using the first-in-first-out method.

i)	Employee Benefits

Contributions to defined Schemes such as Provident Fund, Employee State Insurance Scheme and Superannuation are charged as incurred on accrual basis. Satyam Computer Services also provides for other retirement benefits in the form of gratuity and leave encashment based on actuarial valuation made by independent actuary as at the balance sheet date.

j)	Taxes on Income

Tax expense for a year comprises of current tax and deferred tax. Current taxes are measured at the amounts expected to be paid using the applicable tax rates and tax laws. Deferred tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the profit and loss account in the year of change. Deferred tax assets and deferred tax liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards.

k)	Earnings Per Share

The earnings considered in ascertaining Satyam’s Earnings Per Share comprises the net profit after tax (and includes the post tax effect of any extra ordinary items). The number of shares used in computing Basic EPS is the weighted average number of shares outstanding during the year. The number of shares used in computing Diluted EPS comprises of weighted average shares considered for deriving Basic EPS, and also the weighted average number of equity shares which could have been issued on the conversion of all dilutive potential equity shares. Dilutive potential equity shares are deemed converted as at the beginning of the year, unless they have been issued at a later date. The diluted potential equity shares have been adjusted for the proceeds receivable had the shares been actually issued at fair value (i.e. average market value of the outstanding shares). The number of shares and potentially dilutive shares are adjusted for share splits/reverse share splits and bonus shares, as appropriate.

l)	Associate Stock Option Scheme

Stock options granted to the employees under the stock option schemes established after June 19, 1999 are evaluated as per the accounting treatment prescribed by Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines 1999 issued by Securities and Exchange Board of India. Accordingly the excess of market value of the stock options as on the date of grant over the exercise

Satyam Computer Services Limited

price of the options is recognized as deferred employee compensation and is charged to profit and loss account on straight-line method over the vesting period of the options. The un-amortized portion of the cost is shown under Reserves and Surplus.

m)	Research and Development

Revenue expenditure incurred on research and development is charged to revenue in the year/period in which it is incurred. Assets used for research and development activities are included in fixed assets.

n)	Miscellaneous Expenditure

Miscellaneous expenditure is charged to profit and loss account in the year/period in which it is incurred irrespective of its enduring benefit available in future.

Satyam Computer Services Limited
Consolidated Balance Sheet as at December 31, 2004

Rs. in lakhs

		As at	As at	As at
	Schedule	31.12.2004	31.12.2003	31.03.2004
	Reference	(Unaudited)	(Unaudited)	(Audited)
I. Sources of Funds :
1. Shareholders’ Funds
(a) Share Capital	1	15,478.08	10,884.86	10,892.03
(b) Share application money, pending allotment		43.71	104.75	18.62
(c) Reserves and Surplus	2	303,593.21	250,243.60	254,458.23

		319,115.00	261,233.21	265,368.88
2. Loan Funds
(a) Secured Loans	3	1,124.56	830.10	819.90

		320,239.56	262,063.31	266,188.78

II. Application of Funds :
1. Fixed Assets	4
(a) Gross Block		97,415.48	84,547.16	87,612.17
(b) Less: Depreciation		68,068.66	57,465.69	60,037.13

(c) Net Block		29,346.82	27,081.47	27,575.04
(d) Capital Work in Progress		6,309.01	3,630.92	3,149.64

		35,655.83	30,712.39	30,724.68
2. Investments	5	7,985.31	9,061.69	9,647.06
3. Deferred Tax Assets (net)	6	980.11	618.13	529.31
4. Current Assets, Loans and Advances
(a) Inventories	7	25.47	66.27	48.78
(b) Sundry Debtors	8	72,570.59	55,724.56	59,933.94
(c) Cash and Bank Balances	9	218,821.89	177,327.21	182,458.43
(d) Loans and Advances	10	8,924.76	6,124.82	7,763.73
(e) Other Current Assets
- Interest Accrued on Fixed Deposits		7,599.87	7,287.79	9,147.32

		307,942.58	246,530.65	259,352.20
Less: Current Liabilities and Provisions
(a) Liabilities	11	24,349.47	18,377.03	18,134.60
(b) Provisions	12	7,974.80	6,482.52	15,929.87

		32,324.27	24,859.55	34,064.47

Net Current Assets		275,618.31	221,671.10	225,287.73

		320,239.56	262,063.31	266,188.78

Notes to Accounts	18

The Schedules referred to above and the Statement on Significant Accounting Policies form an integral part of the Consolidated Balance Sheet.

for and on behalf of the Board of Directors
B. Ramalinga Raju Chairman	B. Rama Raju Managing Director

V. Srinivas Director & Sr. Vice President - Finance	G. Jayaraman Vice President (Corp. Affairs) & Company Secretary

Place : Secunderabad Date : January 20, 2005

Satyam Computer Services Limited
Consolidated Profit and Loss Account for the Quarter and Nine Months Ended December 31, 2004

Rs. in lakhs

			Quarter ended	Quarter ended	Nine Months Ended	Nine Months Ended	Year Ended
		Schedule	31.12.2004	31.12.2003	31.12.2004	31.12.2003	31.03.2004
		Reference	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	Income
	Services
	- Exports		87,124.46	65,151.06	244,938.62	179,055.22	248,835.63
	- Domestic		3,614.54	1,612.37	9,994.87	4,647.67	7,213.56
	Other Income	13	219.87	2,857.67	5,705.08	7,078.79	7,507.32

			90,958.87	69,621.10	260,638.57	190,781.68	263,556.51

	Expenditure
	Personnel Expenses	14	52,688.27	35,931.95	146,209.56	94,739.27	134,550.61
	Cost of Software and Hardware sold	15	27.57	31.20	72.55	67.80	81.65
	Operating and Administration Expenses	16	15,720.47	13,897.61	45,659.68	39,777.57	53,690.22
	Financial Expenses	17	24.92	28.04	67.16	81.91	102.16
	Depreciation		2,823.04	2,980.51	8,329.80	8,855.96	11,502.02
	Miscellaneous Expenditure Written Off		3.94	261.81	231.29	287.12	373.32

			71,288.21	53,131.12	200,570.04	143,809.63	200,299.98

	Profit Before Taxation		19,670.66	16,489.98	60,068.53	46,972.05	63,256.53
Provision for Taxation	- Current		2,929.94	2,700.00	9,382.78	8,069.22	10,809.81
	- Deferred		(40.80)	91.93	(450.79)	(273.52)	(184.71)
	- Earlier years		—	0.55	(1.40)	0.55	0.84

	Profit After Taxation and Before share of loss in associate company		16,781.52	13,697.50	51,137.94	39,175.80	52,630.59
	Share of loss in associate company		(294.46)	(349.08)	(590.09)	(1,268.48)	(1,292.02)
	Profit After Taxation and share of loss in associate company		16,487.06	13,348.42	50,547.85	37,907.32	51,338.57
	Add: Balance brought forward from previous year/period		106,541.91	68,927.94	79,675.28	48,632.45	48,632.45

	Profit Available for Appropriation		123,028.97	82,276.36	130,223.13	86,539.77	99,971.02
	Appropriations :
	Interim Dividend @ Rs.2 per Equity Share of Rs.2 each (September 2003- Rs. 1.20 per Equity Share )		—	—	6,362.64	3,779.20	3,779.19
	Final Dividend (2004 - Rs.2.80 per Equity Share of Rs. 2 each)		—	—	—	—	8,892.93
	Tax on distributed profits		—	—	831.52	484.21	1,623.62
	Transfer to General Reserve		—	—	—	—	6,000.00

	Balance carried to Balance Sheet		123,028.97	82,276.36	123,028.97	82,276.36	79,675.28

	Earnings Per Share (Rs. per equity share of Rs. 2 each)
	Basic		5.18	4.24	15.93	12.04	16.29
	Diluted		5.09	4.20	15.65	11.93	16.04

	No. of Shares used in computing Earnings Per Share
	Basic		318,253,379	315,110,135	317,328,153	314,732,714	315,080,584
	Diluted		324,111,466	318,183,807	323,061,068	317,708,799	320,133,536
	Notes to Accounts	18

The Schedules referred to above and the Statement on Significant Accounting Policies form an integral part of the Consolidated Profit and Loss Account.

for and on behalf of the Board of Directors
B. Ramalinga Raju Chairman	B. Rama Raju Managing Director

V. Srinivas Director & Sr. Vice President - Finance	G. Jayaraman Vice President (Corp. Affairs) & Company Secretary

Place : Secunderabad Date : January 20, 2005

Satyam Computer Services Limited
Schedules forming part of the Consolidated Balance Sheet

Rs. in lakhs

		As at	As at	As at
		31.12.2004	31.12.2003	31.03.2004
		(Unaudited)	(Unaudited)	(Audited)
1.	Share Capital

	Authorised :
	37,50,00,000 Equity Shares of Rs. 2 each	7,500.00	7,500.00	7,500.00
	100,000,000, (December 31, 2003 - 100,000,000; March 31, 2004 - 100,000,000) 0.05% Convertible Redeemable Cumulative Preference Shares of Rs. 10 each	10,000.00	10,000.00	10,000.00

	Issued and Subscribed :
	318,854,249 (December 31, 2003 - 315,892,847; March 31, 2004 - 316,251,710) Equity Shares of Rs. 2 each fully paid-up	6,377.08	6,317.86	6,325.03
	91,009,999 (December 31, 2003 - 45,669,999; March 31, 2004 - 45,669,999) 0.05% Convertible Redeemable Cumulative Preference Shares of Rs. 10 each fully paid-up (Refer note (c) of Schedule 18)	9,101.00	4,567.00	4,567.00

		15,478.08	10,884.86	10,892.03

Out of the above:
	4,000,000 Equity Shares of Rs. 2 each were allotted as fully paid-up Equity Shares for a consideration other than cash pursuant to the Scheme of Amalgamation with Satyam Enterprise Solutions Limited

	140,595,000 Equity Shares of Rs. 2 each were allotted as fully paid-up by way of Bonus Shares by capitalising free reserves of Satyam Computer Services

	33,966,104 (December 31, 2003 - 33,557,120; March 31, 2004 - 33,639,972) Equity Shares of Rs. 2 each fully paid-up represent 16,874,086 (December 31, 2003 - 16,778,560; March 31, 2004 - 16,819,986) American Depository Shares

	4,314,249 (December 31, 2003 - 1,352,847; March 31, 2004 - 1,711,710) Equity Shares of Rs. 2 each fully paid-up were allotted to associates of Satyam Computer Services pursuant to the Associate Stock Option Plan - B and Associate Stock Option Plan (ADS)

2.	Reserves and Surplus

	Share Premium Account
	As at the commencement of the year	82,492.33	78,711.38	78,711.38
	Add: Received on account of issue of ADS / ASOP	5,674.58	2,950.67	3,780.95

		88,166.91	81,662.05	82,492.33

	Capital Reserve
	As at the commencement of the year	71,866.60	71,890.49	71,890.49
	Add: Gain/(loss) on dilution in share holding of asssociate company	140.12	(23.89)	(23.89)
	Investment Subsidy	5.00	—	—

		72,011.72	71,866.60	71,866.60

	General Reserve
	As at the commencement of the year	20,804.89	14,804.88	14,804.88
	Add : Transfer from the Profit and Loss Account	—	—	6,000.00

		20,804.89	14,804.88	20,804.88

	Currency Translation Reserve	(499.94)	(456.23)	(473.90)
	Employee Stock Options
	Employee Stock Options Outstanding	80.66	93.58	93.58
	Less: Deferred Employee Compensation	—	3.64	0.54

		80.66	89.94	93.04

	Balance in Profit and Loss Account	123,028.97	82,276.36	79,675.28

		303,593.21	250,243.60	254,458.23

3.	Secured Loans

	Working Capital Loans	71.18	122.73	47.75
	Vehicle Loans	1,053.38	707.37	772.15

		1,124.56	830.10	819.90

Satyam Computer Services Limited
Schedules forming part of the Consolidated Balance Sheet

4. Fixed Assets

Rs. in lakhs

	GROSS BLOCK
	Cost			Cost
DESCRIPTION	01.04.2004	Additions	Deletions	31.12.2004
1. Goodwill	1,572.45	—	—	1,572.45
2. Land & Land Development
- Freehold*	1,813.90	739.92	—	2,553.82
- Leasehold	813.30	—	—	813.30
3. Buildings**	5,211.38	703.70	—	5,915.08
4. Plant and Machinery (Including Computers)	61,665.09	6,727.39	2.33	68,390.15
5. Office Equipment	1,343.43	412.19	—	1,755.62
6. Furniture, Fixtures and Interiors	13,201.14	886.19	36.59	14,050.74
7. Vehicles	1,991.48	837.72	464.88	2,364.32

Total	87,612.17	10,307.11	503.80	97,415.48

As at 31.12.2003	80,601.44	5,127.65	1,181.93	84,547.16

	DEPRECIATION				NET BLOCK
	As at	For the		As at	As at	As at
DESCRIPTION	01.04.2004	period@	Deletions	31.12.2004	31.12.2004	31.03.2004
					(Unaudited)	(Audited)
1. Goodwill	—	—	—	—	1,572.45	1,572.45
2. Land & Land Development
- Freehold*	—	—	—	—	2,553.82	1,813.90
- Leasehold	1.56	0.31	—	1.87	811.43	811.74
3. Buildings**	859.31	140.20	—	999.51	4,915.57	4,352.07
4. Plant and Machinery (Including Computers)	47,121.81	6,549.88	1.15	53,670.54	14,719.61	14,543.28
5. Office Equipment	906.33	161.51	—	1,067.84	687.78	437.10
6. Furniture, Fixtures and Interiors	10,430.60	1,126.79	36.59	11,520.80	2,529.94	2,770.54
7. Vehicles	717.52	348.07	257.49	808.10	1,556.22	1,273.96

Total	60,037.13	8,326.76	295.23	68,068.66	29,346.82	27,575.04

As at 31.12.2003	49,434.80	8,855.98	825.09	57,465.69	27,081.47

*	Includes Rs. 674.73 lakhs (December 31, 2003 - Nil; March 31, 2004 - Nil) in respect of which deed of conveyance is pending { Refer note (f) of Schedule 18}.
**	Includes Rs.2,118.54 lakhs (December 31, 2003 - Rs. 382.73 lakhs; March 31, 2004 - Rs.1,414.84 lakhs) constructed on leasehold land.
@	Depreciation for the period includes Rs. 3.04 lakhs considered in Currency Translation Reserve due to translation of non-integral foreign subsidiaries.

Satyam Computer Services Limited
Schedules forming part of the Consolidated Balance Sheet

5. Investments

Rs. in lakhs

			As at 31.12.2004		As at 31.12.2003		As at 31.03.2004
			(Unaudited)		(Unaudited)		(Audited)
a)		Long Term
	i)	Trade (Unquoted )

		Investment in Associate Companies
		Sify Limited
		11,182,600 (December 31, 2003 - 11,182,600; March 31, 2004 - 11,182,600) Equity Shares of Rs. 10 each, fully paid-up		7,985.15		8,458.64		8,435.10

		Other Investments
		Jasdic Park Company
		(480 Shares of J Yen 50,000 each, fully paid-up)	75.18		75.18		75.18
		Less: Received on liquidation	26.31		26.31		26.31
		Less : Provision for diminution	48.87	—	48.87	—	48.87	—

		Intouch Technologies Limited
		(833,333 Shares of 20 US cents each, fully paid-up)	1,090.18		1,090.18		1,090.18
		Less : Provision for diminution	1,090.18	—	1,090.18	—	1,090.18	—

		Medbiquitious Services Inc.,
		(3,34,000 shares of ‘A’ series Preferred Stock of US Dollars 0.001 each, fully paid-up)	157.08		157.08		157.08
		Less : Provision for diminution	157.08	—	157.08	—	157.08	—

		Avante Global LLC.,
		(577,917 class ‘A’ units representing a total value of US Dollars 540,750, fully paid-up)	254.36		254.36		254.36
		Less : Provision for diminution	254.36	—	254.36	—	254.36	—

	ii)	Non Trade (Unquoted)

		National Savings Certificates,VIII Series (Lodged as security with government authorities)		0.16		0.06		0.16

b)		Current Investments (Other than trade - Quoted)
		Templeton India Floating Rate Fund
		Nil (December 31, 2003 - 4,017,385; March 31, 2004 - 7,069,648) units of Rs. 10 each fully paid-up (Sold 2,535,657 units during the period)		—		401.99		707.45

		Templeton India Treasury Management Nil (December 31, 2003 - 6,644; March 31, 2004 - 33,357) units of Rs. 10 each fully paid-up		—		100.46		504.35

		DSP Merril Lynch Liquidity Fund Nil (1,004,086 units of Rs. 10 each fully paid-up)		—		100.54		—

				7,985.31		9,061.69		9,647.06

Satyam Computer Services Limited
Schedules forming part of the Consolidated Balance Sheet

   6.  Deferred Tax Assets/(Liabilities)

Rs. in lakhs

			As at	As at	As at
			31.12.2004	31.12.2003	31.03.2004
			(Unaudited)	(Unaudited)	(Audited)

		Debtors	1,100.31	661.71	782.81
		Advances	76.04	74.73	74.55
		Fixed Assets	(1,237.53)	(827.36)	(1,076.15)
		Others	1,041.29	709.05	748.10

			980.11	618.13	529.31

7.		Inventories
		Traded software and hardware	25.47	66.27	48.78

			25.47	66.27	48.78

8.		Sundry Debtors (Unsecured)
		Considered good*
		(a) Over six months old	2,488.02	1,281.64	1,533.84
		(b) Other debts	70,082.57	54,442.92	58,400.10

		Considered doubtful	72,570.59 7,451.66	55,724.56 5,363.76	59,933.94 5,919.17

		Less: Provision for doubtful debts	80,022.25 7,451.66	61,088.32 5,363.76	65,853.11 5,919.17

			72,570.59	55,724.56	59,933.94

	* Debtors include Unbilled Revenue Rs. 4,435.64 lakhs (December 31, 2003 - Rs. 1,890.29 lakhs; March 31, 2004 - Rs.1,031.85 lakhs)

9.		Cash and Bank Balances*
		Cash and Cheques on hand	23.74	15.65	9.04
		Balances with Scheduled Banks
		- On Current accounts	34,827.53	23,653.68	31,771.81
		- On Deposit accounts	176,139.54	149,377.48	147,042.95
		Unclaimed Dividend Accounts	602.67	478.06	359.11
		Balances with Non-Scheduled Banks**
		- on Current Accounts	7,228.37	3,741.37	3,182.79
		- on Deposit Accounts	0.04	60.97	92.73

			218,821.89	177,327.21	182,458.43

	* Includes unutilised amount of ADS issue proceeds - Rs. 39,214.12 lakhs (December 31, 2003 - Rs. 39,280.58 lakhs; March 31, 2004 - Rs. 39,214.12 lakhs)

	** Refer note (g) of Schedule 18

10.		Loans and Advances
		(Considered good unless otherwise stated)
		Loans and Advances
	Secured	- Loans	23.07	41.14	30.30
	Unsecured	- Advances recoverable in cash or in kind or for value to be received	4,856.19	3,445.91	4,688.30
		- Deposits	4,045.50	2,637.77	3,045.13
		Considered doubtful - Advances	1,401.28	1,256.08	1,374.17

			10,326.04	7,380.90	9,137.90
		Less: Provision for doubtful advances	1,401.28	1,256.08	1,374.17

			8,924.76	6,124.82	7,763.73

11.		Liabilities
		Sundry Creditors
		- Dues to small scale industrial undertakings	—	—	—
		- Dues to other than small scale industrial undertakings	15,457.79	14,535.60	13,246.16
		Advances from Customers	139.60	83.58	80.80
		Unearned Revenue	4,352.12	523.28	822.50
		Investor Education Protection Fund - Unclaimed Dividends	602.67	478.06	359.11
		Other Liabilities	3,797.29	2,756.51	3,626.03

			24,349.47	18,377.03	18,134.60

12.		Provisions
		Provision for Taxation (Less payments)	5,102.07	4,453.81	3,745.70
		Proposed Dividend (Including tax thereon)	—	—	10,032.34
		Provision for Post Project Execution Warranty	—	47.08	47.08
		Provision for Gratuity and Leave Encashment	2,872.73	1,981.63	2,104.75

			7,974.80	6,482.52	15,929.87

Satyam Computer Services Limited
Schedules forming part of the Consolidated Profit and Loss Account

   13.  Other Income

Rs. in lakhs

		Quarter Ended	Quarter Ended	Nine Months Ended	Nine Months Ended	Year Ended
		31.12.2004	31.12.2003	31.12.2004	31.12.2003	31.03.2004
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	Interest on Deposits - Gross	2,490.11	2,434.50	7,263.74	6,927.99	9,338.13
	{Tax Deducted at Source Rs. 519.73 lakhs} (December 31, 2003 - Rs. 497.58 lakhs; March 31, 2004 - Rs.1,907.38 lakhs) Dividends from Current Investments - Trade	—	—	10.66	—	17.20
	Profit on sale of current investments - Trade	4.79	3.40	19.22	6.67	3.67
	Profit on sale of Long Term Investments	—	—	—	1,168.19	1,168.19
	Loss on exchange fluctuations (net)	(2,312.99)	401.58	(1,806.92)	(1,122.05)	(3,169.96)
	Provision no longer required written back	—	—	47.08	26.31	26.64
	Miscellaneous Income	37.96	18.19	171.30	71.68	123.45

		219.87	2,857.67	5,705.08	7,078.79	7,507.32

14.	Personnel Expenses
	Salaries and bonus	48,650.54	31,750.34	135,593.68	86,920.81	122,057.21
	Contribution to Provident and other funds	3,670.22	3,992.96	9,775.42	7,344.01	11,721.70
	Staff welfare expenses	367.44	185.82	852.84	465.00	759.16
	Employee stock compensation expense	0.07	2.83	(12.38)	9.45	12.54

		52,688.27	35,931.95	146,209.56	94,739.27	134,550.61

15.	Cost of software and hardware sold
	Opening inventory	15.56	88.94	48.78	111.12	111.12
	Add: Purchases (net of returns)	37.48	8.53	49.24	22.95	19.31
	Less: Closing inventory	25.47	66.27	25.47	66.27	48.78

		27.57	31.20	72.55	67.80	81.65

16.	Operating and Administration Expenses
	Rent	1,462.67	1,067.23	3,934.59	3,081.09	4,229.43
	Rates and taxes	248.30	189.76	539.16	283.12	464.62
	Insurance	282.53	448.41	852.85	1,137.76	1,543.97
	Travelling and conveyance	4,949.72	4,137.36	13,535.14	12,294.78	16,159.06
	Communication	1,534.22	1,028.35	4,253.77	3,318.91	4,480.40
	Printing and stationery	131.86	75.86	381.94	268.17	395.17
	Power and fuel	529.10	337.54	1,486.82	1,032.45	1,388.50
	Advertisement	164.28	52.15	416.03	327.17	440.27
	Marketing expenses	1,277.35	1,331.62	4,272.23	3,843.38	4,962.88
	Repairs and maintenance
	- Buildings	15.60	29.36	65.50	80.41	124.81
	- Machinery	260.60	270.44	774.56	636.18	655.47
	- Others	278.26	237.11	716.80	715.48	1,196.97
	Security services	61.18	42.06	155.40	112.36	155.91
	Legal and professional charges	1,782.29	1,871.63	5,653.59	5,011.73	7,222.13
	Provision for doubtful debts and advances	398.05	592.35	1,558.55	1,110.14	1,787.51
	Loss on sale of Fixed assets (net)	31.36	18.68	102.51	102.10	122.08
	Directors’ sitting fees	1.30	0.45	3.00	1.15	1.75
	Auditors’ remuneration	38.98	23.85	75.79	56.25	89.02
	Donations and contributions	3.96	5.99	13.91	18.54	19.98
	Subscriptions	68.13	97.42	203.60	217.46	313.61
	Training and development	302.11	224.52	845.11	663.52	760.97
	Research and development	79.03	61.64	225.87	218.07	291.00
	Software charges	839.88	762.68	2,439.81	2,079.96	2,494.61
	Managerial Remuneration
	- Salaries	8.70	8.70	26.10	26.10	34.80
	- Commission	12.00	—	36.00	—	46.80
	- Contribution to P.F.	1.04	1.04	3.13	3.13	4.18
	- Others	4.24	2.45	12.16	10.91	19.28
	Visa charges	372.46	485.43	1,421.56	1,565.68	1,985.11
	Miscellaneous expenses	581.27	493.53	1,654.20	1,561.57	2,299.93

		15,720.47	13,897.61	45,659.68	39,777.57	53,690.22

17.	Financial Expenses
	Interest on working capital loans	1.92	7.27	4.55	14.30	16.53
	Other finance charges	23.00	20.77	62.61	67.61	85.63

		24.92	28.04	67.16	81.91	102.16

Satyam Computer Services Limited

18.	Notes to Accounts

a)	List of domestic and foreign subsidiaries, joint ventures and associate considered for consolidation:-

			Extent of Holding
		Country of	(%) as at
Sl. No.	Name of the Company	Incorporation	December 31, 2004
	Subsidiaries :
1.	Nipuna Services Limited	India	100.00
2.	Satyam Computer Services (Shanghai) Co. Ltd	China	100.00
3.	Satyam (Europe) Limited	UK	100.00
4.	Satyam Manufacturing Technologies, Inc.	USA	100.00
	Associate :
5.	Sify Limited	India	31.61
	Joint Ventures :
6.	CA Satyam ASP Private Limited	India	50.00
7.	Satyam-Venture Engineering Services Private Limited	India	50.00

i)	Satyam Asia Pte Limited incorporated in Singapore, a wholly-owned subsidiary, ceased to exist w.e.f. October 22, 2004.

ii)	Holding in Sify Limited changed from 32.04% to 31.61% since March 31, 2004.

iii)	The reporting date for all the above companies is March 31 except Satyam Manufacturing Technologies, Inc. and Satyam Computer Services (Shanghai) Co. Ltd., for which the reporting date is December 31.

b)	Associate Stock Option Schemes

1)	Stock Option Scheme of Satyam Computer Services

i)	Scheme established prior to SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines 1999, (SEBI guidelines on Stock Options).

In May 1998, Satyam Computer Services established its Associate Stock Option Plan (the “ASOP”). Satyam Computer Services subsequently established an employee welfare trust called the Satyam Associates Trust (the “Trust”), to administer the ASOP and issued warrants to purchase 6,500,000 equity shares of Rs. 2 each in Satyam Computer Services. In turn, the Trust periodically grants to eligible employees warrants to purchase equity shares held by Trust for the issuance to the employees. The warrants may vest immediately or may vest over a period ranging from two to three years, depending on the employee’s length of service and performance. Upon vesting, employees have 30 days to exercise warrants. The exercise price of the warrants was fixed at Rs. 450 per warrant.

At the 12th Annual General Meeting held in May 28, 1999, shareholders approved a 1:1 Bonus issue to all shareholders as of August 31, 1999. In order to ensure all its employees receive the benefits of the bonus issue in December 1999, the Trust exercised all its warrants to purchase Satyam Computer Service’s shares prior to the bonus issue using the proceeds obtained from bank loans. Subsequent to this, each warrant entitles the holder to purchase 10 shares of Rs. 2 each of Satyam Computer Services at a price of Rs. 450 per warrant plus an interest component associated with the loan which the Trust assumed, for conversion of the warrants it held. The interest component is computed based on fixed vesting period and a fixed interest rate. As this scheme is established prior to the SEBI guidelines on the stock options, there is no cost relating to the grant of options under this scheme.

ii)	Scheme established after SEBI Guidelines on Stock Options

Securities Exchange Board of India (SEBI) issued the Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines 1999, which is applicable for all Stock Option Schemes established after June 19, 1999.

Satyam Computer Services Limited

Satyam Computer Services established a scheme “Associate Stock Option Plan – B” (ASOP – B) for which 41,727,140 equity shares of Rs. 2 each were earmarked. Upon vesting, associates have 5 years to exercise these shares.

Accordingly, options (net of cancellations) for a total number of 23,606,820 equity shares of Rs. 2 each were outstanding as at December 31, 2004 (December 31, 2003 – Rs. 16,955,144, March 31, 2004 – Rs. 17,510,481).

Changes in number of options outstanding were as follows:

	Quarter ended December 31,		Nine months ended December 31,		Year ended March 31,
Options	2004	2003	2004	2003	2004
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
At the beginning of the period	23,057,366	16,968,521	17,510,481	14,464,148	14,464,148
Granted	1,900,159	1,639,909	10,446,747	4,206,667	5,110,799
Exercised	(1,042,745)	(1,139,420)	(2,276,407)	(1,142,927)	(1,418,938)
Cancelled	(307,960)	(513,866)	(2,074,001)	(572,744)	(645,528)
At the end of the period	23,606,820	16,955,144	23,606,820	16,955,144	17,510,481

iii)	Associate Stock Option Scheme (ADS)

Satyam Computer Services has established a scheme “Associate Stock Option Plan (ADS)” to be administered by the Administrator of the ASOP (ADS), a committee appointed by the Board of Directors of Satyam Computer Services. Under the scheme 2,574,665 ADSs are reserved to be issued to eligible associates with the intention to issue the warrants at a price per option which is not less than 90% of the value of one ADS as reported on NYSE on the date of grant converted into Indian Rupees at the rate of exchange prevalent on the day of grant as decided by the Administrator of the ASOP (ADS). Each ADS represents two equity shares of Rs. 2 each fully paid up. These warrants vest over a period of 1-10 years from the date of the grant. The time available to exercise the warrants upon vesting is as decided by the Administrator of the ASOP(ADS).

Accordingly, options (net of cancellation) for a total number of 1,167,973 ADS (December 31, 2003 – Rs. 1,178,491, March 31, 2004 – Rs. 1,181,432) representing 2,335,946 equity shares of Rs. 2 each were outstanding as at December 31, 2004 (December 31, 2003 – Rs. 2,356,982, March 31, 2004 – Rs. 2,362,864).

Changes in number of options outstanding were as follows:

	Quarter ended December 31,		Nine months ended December 31,		Year ended March 31,
Options	2004	2003	2004	2003	2004
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
At the beginning of the period	1,240,614	1,332,324	1,181,432	1,263,275	1,263,275
Granted	36,325	13,752	251,771	82,976	127,343
Exercised	(108,966)	(103,560)	(163,066)	(103,560)	(144,986)
Cancelled	—	(64,025)	(102,164)	(64,200)	(64,200)
At the end of the period	1,167,973	1,178,491	1,167,973	1,178,491	1,181,432

2)	Stock Option Scheme of Nipuna Services

In April 2004, Nipuna Services established its Employee Stock Option Plan (the “ESOP”) be issued to employees. The exercise price is equal to the fair market value on the date of the grant. These options vest over a period ranging from two to four years, starting with 33.33% in the second year, 33.33% in the third year and remaining 33.34% in the fourth year from the date of grant. Upon granting, they are subject to lock in period of one year.

As at December 31, 2004, in Nipuna Services, 813,578 options at weighted average exercise price of Rs.80 being the fair market value per share were outstanding.

Satyam Computer Services Limited

c)	Pro forma disclosure:

In accordance with SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, had the compensation cost for associate stock option plans been recognized based on the fair value at the date of grant in accordance with Black Scholes’ model, the pro-forma amounts of Satyam’s net profit and earnings per share would have been as follows:

		Quarter ended		Nine months ended		Year ended
		December 31,		December 31,		March 31,
Particulars		2004	2003	2004	2003	2004
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1.	Profit After Taxation and share of loss in associate company (Rs. in lakhs )
	- As reported (Rs. in lakhs)	16,487.06	13,348.42	50,547.85	37,907.32	51,338.57
	- Pro forma (Rs. in lakhs)	13,839.08	10,348.00	44,399.40	29,775.81	40,254.03
2.	Earnings Per Share:
	Basic
	- No. of shares	318,253,379	315,110,135	317,328,153	314,732,714	315,080,584
	- EPS as reported (Rs.)	5.18	4.24	15.93	12.04	16.29
	- Pro forma EPS (Rs.)	4.35	3.28	13.99	9.45	12.78
	Diluted
	- No. of shares	324,111,466	318,183,807	323,061,068	317,708,799	320,133,536
	- EPS as reported (Rs.)	5.09	4.20	15.65	11.93	16.04
	- Pro forma EPS (Rs.)	4.27	3.25	13.74	9.37	12.57

The following assumptions were used for calculation of fair value of grants:

	Quarter ended		Nine months ended		Year ended
	December 31,		December 31,		March 31,
	2004	2003	2004	2003	2004
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Dividend yield	0.75%	0.61%	0.75%	0.61%	0.61%
Expected volatility	69%-75%	69.00%	69%-75%	69.00%	69.00%
Risk-free interest rate	7%-11%	7.00%	7%-11%	7.00%	7.00%
Expected term (in years)	2.47	2.86	2.47	2.86	2.84

d)	Convertible Redeemable Cumulative Preference Shares

Nipuna Services issued 45,669,999 and 45,340,000 0.05% Convertible Redeemable Cumulative Preference Shares of par value Rs.10 each fully paid-up in October 2003 and June 2004 respectively to Olympus BPO Holdings Ltd. and Intel Capital Corporation (investors) for an aggregate consideration of Rs. 9,100.99 lakhs (equivalent to US$ 20 million). These Preference shares are to be mandatorily converted/redeemed into such number of equity shares latest by June 2007 based on certain provisions in the agreement entered with the investors relating to revenues and profits earned up to March 31, 2006. The said preference shares, if not converted or early converted at the option of the investors based on certain triggering events, are redeemable on maturity in June 2007 at a redemption premium, which could range in between 7.5% to 13.5% p.a.

e)	Share application money pending allotment

Amount received from associates on exercise of stock options, pending allotment of shares is shown as share application money pending allotment.

Satyam Computer Services Limited

f)	Secured Loans

Working capital loans taken by joint venture companies are secured by way of first charge by hypothecation of all moveable assets forming part of their current assets, both present and future.

Vehicles are hypothecated to the Banks/Financial Institutions as security for the amounts borrowed.

g)	Land

In May 2004, Satyam Computer Services has entered an agreement of sale to acquire land measuring two acres at Madhapur, Hyderabad with AP Industrial Infrastructure Corporation Limited. As per the agreement, Satyam Computer Services has paid an initial deposit and stamp duty of Rs.77.67 lakhs towards purchase of the land and the same has been disclosed as freehold land. On satisfaction of certain terms and conditions laid down in the agreement, the land shall be sold to Satyam Computer Services after payment of differential stamp duty, if any. Non-compliance of certain terms and conditions would attract withdrawal of rebate, which may increase the cost of land.

In July 2004, Nipuna Services has entered an agreement of sale to acquire land measuring 14.93 acres at Madhapur, Hyderabad with AP Industrial Infrastructure Corporation Limited. As per the agreement, Nipuna Services Limited has fully paid 541.07 lakhs towards development charges and stamp duty of Rs. 55.99 lakhs towards purchase of the land and the same has been disclosed as freehold land. Non-compliance of certain terms and conditions would attract withdrawal of rebate, which may increase the cost of land.

Satyam Computer Services Limited

h)	Balances with Non-Scheduled Banks

Rs. in lakhs

	Balance as at
	December 31,	December 31,	March 31,
Name of the Bank	2004	2003	2004
	(Unaudited)	(Unaudited)	(Audited)
Balances with Non-Scheduled Banks on Current Accounts
ANZ Grindlays Bank, New York	87.26	1.41	1.41
Banque National De Paris, Spain	0.09	—	44.61
Banque National De Paris, Taipei	82.90	32.70	32.36
BankOne, Canada	—	0.51	2.61
BankOne, Michigan	5.36	4.20	29.00
Citibank NA, Bangkok	822.36	—	179.28
Citibank NA, Chicago	3.74	3.97	3.81
Citibank NA, Dubai	27.81	45.47	40.68
Citibank NA, Hong Kong	4.00	7.92	6.38
Citibank, Hungary	50.20	—	—
Citibank NA, Kuala Lumpur	523.76	92.36	138.46
Citibank NA, London	152.10	352.96	73.26
Citibank NA, New York	1,740.08	28.50	159.30
Citibank NA, Seoul	513.46	123.07	254.29
Citibank NA, Singapore	227.36	307.27	30.16
Citibank NA, Sydney	617.07	896.65	187.16
Citibank NA, Toronto	211.98	5.53	199.97
Commerce Bank, New York	0.23	183.70	0.23
Dresdner Bank, Saarbruecken	244.96	147.90	19.85
First Union National Bank, Atlanta	84.38	286.01	202.16
First Union National Bank, New Jersey	141.24	113.57	51.67
Hong Kong and Shanghai Banking Corporation, London	952.55	416.53	887.09
Hong Kong and Shanghai Banking Corporation, Shanghai	58.21	31.38	68.11
Hong Kong and Shanghai Banking Corporation, Tokyo	301.51	230.87	370.36
KBC Bank N V, Brussels	34.73	48.18	54.70
Uni Credit Bank, Italy	11.88	—	—
Mitsui Sumitomo Bank, Tokyo	45.43	8.97	7.72
Pudong Development Bank, Shanghai	0.29	16.78	0.22
UBS Bank, Switzerland	41.99	—	—
United Bank, Vienna	241.43	313.42	137.94
United Overseas Bank, Singapore	—	41.54	—
Woori Bank, Korea	0.01	—	—

	7,228.37	3,741.37	3,182.79

Balances held on Deposit Accounts
Bank of China, Shanghai	0.04	0.60	0.47
Lloyds TSB, Basingstoke	—	60.37	92.26

	0.04	60.97	92.73

Satyam Computer Services Limited

i)	Segment Reporting

Satyam has adopted AS 17, “Segment Reporting” issued by the Institute of Chartered Accountants of India, which requires disclosure of financial and descriptive information about Satyam’s reportable operating segments. The operating segments reported below are the segments of Satyam for which separate financial information is available and for which operating profit/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance. Management evaluates performance based on stand-alone revenues and net income for the companies in Satyam Computer Services. Up to March 31, 2003 Satyam provided segmental disclosures based on three business groups: IT services, Internet services and Software Products subsequent to March 31, 2003 executive management evaluates Satyam’s operating segments based on the following three-business groups:

•	IT Services, providing a comprehensive range of services, including software development, packaged software integration, system maintenance and engineering design services. Satyam Computer Services provides its customers the ability to meet all of their information technology needs from one service provider. Satyam Computer Services’ eBusiness services include designing, developing integrating and maintaining Internet-based applications, such as eCommerce websites, and implementing packaged software applications, such as customer or supply chain management software applications. Satyam Computer Services also assists its customers in making their existing computing systems accessible over the Internet.

•	Software Products, product development and creation of propriety software.

•	BPO, providing Business Process Outsourcing services covering HR, Finance & Accounting, Customer Contact (Voice, Mail and Chat), and Transaction Processing (industry-specific offerings).

Satyam’s operating segment information for the quarter and nine months ended December 31, 2004 and 2003 and year ended March 31, 2004 are as follows:

Business Segment

Rs. in lakhs

	Quarter ended December 31, 2004 (Unaudited)
			Software		Consolidated
Description	IT Services	BPO	Products	Elimination	Total
Revenue
Sales to external customers	89,861.86	877.14	—	—	90,739.00
Inter Segment Sales	566.11	360.79	—	(926.90)	—

Total Revenue	90,427.97	1,237.93	—	(926.90)	90,739.00
Segment result – Profit/(Loss)	20,533.66	(1,057.95)	—	—	19,475.71
Interest expense	23.66	1.26	—	—	24.92
Other income	277.51	(57.64)	—	—	219.87
Income taxes	2,889.14	—	—	—	2,889.14

Profit/(Loss) from ordinary activities	17,898.37	(1,116.85)	—	—	16,781.52
Share of loss in associate company	294.46	—	—	—	294.46

Profit/(Loss) after Tax and share of loss in associate company	17,603.91	(1,116.85)	—	—	16,487.06

	Quarter ended December 31, 2004 (Unaudited)
			Software		Consolidated
Description	IT Services	BPO	Products	Elimination	Total
Other Segment Information
Capital Expenditure	4,479.69	388.38	—	—	4,868.07
Depreciation	2,584.38	238.66	—	—	2,823.04
Non-cash expenses other than depreciation	429.48	—	—	—	429.48

Satyam Computer Services Limited

Rs. in lakhs

	Quarter ended December 31, 2003 (Unaudited)
			Software		Consolidated
Description	IT Services	BPO	Products	Elimination	Total
Revenue
Sales to external customers	66,578.97	184.46	—	—	66,763.43
Inter Segment Sales	6.82	164.59	—	(171.41)	—

Total Revenue	66,585.79	349.05	—	(171.41)	66,763.43

Segment result – Profit/(Loss)	14,566.09	(776.30)	(129.45)	—	13,660.34
Interest expense	25.60	2.44	—	—	28.04
Other income	2,844.32	13.18	0.17	—	2,857.67
Income taxes	2,791.93	0.55	—	—	2,792.47

Profit/(Loss) from ordinary activities	14,592.88	(766.10)	(129.28)	—	13,697.50
Share of loss in associate company	349.08	—	—	—	349.08

Profit/(Loss) after Tax and share of loss in associate company	14,243.80	(766.10)	(129.28)	—	13,348.42

Other Segment Information
Capital Expenditure	1,581.22	493.24	—	—	2,074.46
Depreciation	2,911.17	51.56	17.78	—	2,980.51
Non-cash expenses other than depreciation	525.17	—	101.77	—	626.94

Rs. in lakhs

	Nine months ended December 31, 2004 (Unaudited)
			Software		Consolidated
Description	IT Services	BPO	Products	Elimination	Total
Revenue
Sales to external customers	252,791.60	2,141.89	—	—	254,933.49
Inter Segment Sales	1,637.27	901.41	—	(2,538.68)	—

Total Revenue	254,428.87	3,043.30	—	(2,538.68)	254,933.49

Segment result – Profit/(Loss)	57,062.89	(2,632.28)	—	—	54,430.61
Interest expense	63.87	3.29	—	—	67.16
Other income	5,727.27	(22.19)	—	—	5,705.08
Income taxes	8,930.59	—	—	—	8,930.59

Profit/(Loss) from ordinary activities	53,795.70	(2,657.76)	—	—	51,137.94
Losses in Associate Company	590.09	—	—	—	590.09

Profit/(Loss) after Tax and Share of Loss in associate company	53,205.61	(2,657.76)	—	—	50,547.85

Other Segment Information
Capital Expenditure	10,381.93	3,116.01	—	—	13,497.93
Depreciation	7,828.77	501.03	—	—	8,329.80
Non-cash expenses other than depreciation	1,647.18	1.50	—	—	1,648.68

Satyam Computer Services Limited

Rs. in lakhs

	Nine months ended December 31, 2003 (Unaudited)
			Software		Consolidated
Description	IT Services	BPO	Products	Elimination	Total
Revenue
Sales to external customers	183,383.32	295.37	24.20	—	183,702.89
Inter Segment Sales	69.51	394.37	34.08	(497.96)	—

Total Revenue	183,452.83	689.74	58.28	(497.96)	183,702.89

Segment result – Profit/(Loss)	41,662.38	(1,283.60)	(77.61)	(326.55)	39,974.62
Interest expense	78.53	3.38	—	—	81.91
Other income	7,091.22	8.86	(21.29)	—	7,078.79
Income taxes	7,794.89	0.81	—	—	7,795.70

Profit/(Loss) from ordinary activities	40,880.18	(1,278.93)	(98.90)	(326.55)	39,175.80
Losses in Associate Company	1,268.48	—	—	—	1,268.48

Profit/(Loss) after Tax	39,611.70	(1,278.93)	(98.90)	(326.55)	37,907.32

Other Segment Information
Capital Expenditure	5,061.59	621.61	—	—	5,683.20
Depreciation and amortization (including impairment of goodwill)	8,699.74	126.00	30.20	—	8,855.94
Non-cash expenses other than depreciation	6,121.29	—	116.98	—	6,238.27

Rs. in lakhs

	Year ended March 31, 2004 (Audited)
			Software		Consolidated
Description	IT Services	BPO	Products	Elimination	Total
Revenue
Sales to external customers	255,436.38	588.61	24.20	—	256,049.19
Inter Segment Sales	165.97	503.68	34.08	(703.73)	—

Total Revenue	255,602.35	1,092.29	58.28	(703.73)	256,049.19

Segment result – Profit/(Loss)	57,859.24	(1,927.24)	(80.63)	—	55,851.37
Interest expense	98.28	3.88	—	—	102.16
Other income	7,510.29	18.16	(21.13)	—	7,507.32
Income taxes	10,625.10	0.84	—	—	10,625.94

Profit/(Loss) from ordinary activities	54,646.15	(1,913.80)	(101.76)	—	52,630.59
Share of loss in associate company	(1,292.02)	—	—	—	(1,292.02)

Profit/(Loss) after Tax and share of loss in associate company	53,354.13	(1,913.80)	(101.76)	—	51,338.57

Other Segment Information
Capital Expenditure	7,272.15	1,115.92	—	—	8,388.07
Depreciation	11,293.98	177.84	30.20	—	11,502.02
Non-cash expenses other than depreciation	1,805.15	—	116.98	—	1,922.13

Satyam Computer Services Limited

Particulars of Segment Assets and Liabilities

Rs. in lakhs

	As at December 31, 2004 (Unaudited)
			Software		Consolidated
Description	IT Services	BPO	Products	Elimination	Total
Segment Assets	157,169.72	5,963.18	15.05	(3,288.99)	159,858.96
Investments	18,805.92	0.10	—	(10,820.71)	7,985.31
Bank Deposits	176,103.98	35.60	—	—	176,139.58
Other Assets	8,579.98	—	—	—	8,579.98

Total Assets	360,659.60	5,998.88	15.05	(14,109.70)	352,563.83

Segment Liabilities	26,824.19	1,406.99	(3,478.70)	2,469.72	27,222.20
Other Liabilities	6,168.94	57.69	—	—	6,226.63

Total Liabilities	32,993.13	1,464.68	(3,478.70)	2,469.72	33,448.83

Rs. in lakhs

	As at December 31, 2003 (Unaudited)
			Software		Consolidated
Description	IT Services	BPO	Products	Elimination	Total
Segment Assets	125,357.56	3,356.68	200.11	(7,141.07)	121,773.28
Investments	19,279.41	603.00	—	(10,820.71)	9,061.69
Bank Deposits	149,153.38	224.10	—	—	149,377.48
Other Assets	7,905.93	—	—	—	7,905.93

Total Assets	301,696.28	4,183.77	200.11	(17,961.78)	288,118.39

Segment Liabilities	24,964.40	118.69	3,655.25	(7,141.07)	21,597.27
Other Liabilities	5,266.11	21.85	—	—	5,287.96

Total Liabilities	30,230.51	140.54	3,655.25	(7,141.07)	26,885.23

Rs. in lakhs

	As at March 31, 2004 (Audited)
			Software		Consolidated
Description	IT Services	BPO	Products	Elimination	Total
Segment Assets	137,439.00	2,696.75	15.17	(6,357.05)	133,793.87
Investments	19,255.87	1,211.90	—	(10,820.71)	9,647.06
Bank Deposits	147,107.83	27.85	—	—	147,135.68
Other Assets	9,676.64	—	—	—	9,676.64

Total Assets	313,479.34	3,936.50	15.17	(17,177.76)	300,253.25

Segment Liabilities	32,739.36	457.76	3,478.70	(6,357.05)	30,318.77
Other Liabilities	4,533.90	31.70	—	—	4,565.60

Total Liabilities	37,273.26	489.46	3,478.70	(6,357.05)	34,884.37

Geographic Segment

Revenue attributable to location of customers is as follows:

Rs. in lakhs

	Revenue from external customers
	Quarter ended		Nine months ended		Year ended
	December 31,		December 31,		March 31,
Geographic location	2004	2003	2004	2003	2004
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
North America	60,797.05	49,142.63	174,516.35	137,923.21	187,689.01
Europe	15,986.41	9,374.60	41,488.90	24,196.39	35,186.33
Japan	978.25	1,136.97	3,793.10	3,711.87	4,997.17
India	3,614.54	1,557.72	9,994.97	4,701.31	7,213.56
Rest of the World	9,362.75	5,551.51	25,140.17	13,170.11	20,963.12

Total	90,739.00	66,763.43	254,933.49	183,702.89	256,049.19

Satyam Computer Services Limited

Segment assets based on their location are as follows:

Rs. in lakhs

	Segment Assets
	As at December 31,		As at March 31,
Geographic location	2004	2003	2004
	(Unaudited)	(Unaudited)	(Audited)
North America	81,499.76	61,705.13	71,496.33
Europe	17,386.21	11,148.11	13,095.39
Japan	1,415.06	1,925.25	1,628.85
India	46,696.48	39,515.03	38,443.82
Rest of the World	12,861.45	7,479.76	9,129.48

Total	159,858.96	121,773.28	133,793.87

Rs. in lakhs

	Addition to fixed assets
	Quarter ended		Nine months ended		Year ended
	December 31,		December 31,		March 31,
Geographic location	2004	2003	2004	2003	2004
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
North America	99.63	46.24	253.54	254.94	321.73
Europe	61.75	1.21	83.87	19.28	28.00
Japan	3.86	—	16.15	5.23	5.23
India	4,627.08	2,004.50	12,640.69	5,130.10	7,481.82
Rest of the World	75.75	22.51	503.68	273.65	551.29

Total	4,868.07	2,074.46	13,497.93	5,683.20	8,388.07

j)	Related Party Transactions:

Satyam Computer Services had transactions with the following related parties:

Associates: Sify Limited

Whole-time Directors and Key Management Personnel: B. Ramalinga Raju, B. Rama Raju, Abraham Joseph, A.S. Murthy, Mohan Eddy, G.B. Prabhat, K. Kalyan Rao, Ram Mynampati, Thiagarajan. K (partly employed), D. Subramaniam, V.Srinivas, G. Jayaraman, Shailesh Shah, Vijay Prasad Boddupalli, Manish Sukhlal Mehta, Dr. Keshab Panda, Virender Aggarwal, T R Anand and Ravi Shankar Bommakanti.

Summary of the transactions and balances with the above related parties is as follows:

Transactions with Associates:

Rs. in lakhs

	Quarter ended		Nine months ended		Year ended
	December 31,		December 31,		March 31,
	2004	2003	2004	2003	2004
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Outsourcing	216.17	185.00	316.73	488.40	635.97
Fixed Assets	—	22.69	—	27.10	40.07
Other Services	4.83	4.63	18.18	9.64	14.34

Satyam Computer Services Limited

Balances with Associates:

Rs. in lakhs

			As at
	As at December 31,		March 31,
	2004	2003	2004
	(Unaudited)	(Unaudited)	(Audited)
Accounts Receivable	—	14.83	15.91
Payables	149.45	35.43	201.84
Investments	7,985.15	8,458.64	8,435.10
Advances	11.92	—	74.31

Transactions with Whole-time Directors and Key Managerial Personnel

Rs. in lakhs

	Transactions
	Quarter ended		Nine months ended		Year ended
	December 31,		December 31,		March 31,
Nature of Transactions	2004	2003	2004	2003	2004
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Remuneration to Whole-time Directors	13.98	12.19	41.39	40.14	93.06
Remuneration to Key Management Personnel	351.94	156.05	1,047.03	471.79	669.44
Advances to Key Management Personnel	3.75	—	128.50	—	—

Balances due to / from Whole-time Directors and Key Managerial Personnel

Rs. in lakhs

			As at
	As at December 31,		March 31,
	2004	2003	2004
	(Unaudited)	(Unaudited)	(Audited)
Remuneration payable to Whole-time Directors	—	—	22.10
Remuneration payable to Key Management Personnel	13.60	7.64	11.99
Advances due from Key Management Personnel	45.45	36.51	12.48

Options granted and outstanding to the Key Management Personnel – 2,662,905 {includes 435,860 options granted under ASOP – ADS} (December 31, 2003 – 1,748,240 {includes 367,700 options granted under ASOP ADS}, March 31, 2004 – 1,886,567 {includes 406,700 options granted under ASOP – ADS}).

Satyam Computer Services Limited

k)	Obligation on long term non-cancelable operating leases

Satyam Computer Services has entered into operating lease agreements for its development centres at offshore, onsite and offsites ranging for a period of 3 to 10 years. The lease rentals charged during the year and maximum obligations on long-term non-cancelable operating leases payable as per the rentals stated in respective agreements are as follows:

Rs. in lakhs

	Quarter ended		Nine months ended		Year ended
	December 31,		December 31,		March 31,
	2004	2003	2004	2003	2004
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Lease rentals (Refer Schedule 16)	1,462.67	1,067.23	3,934.59	3,081.09	4,229.43

	Nine months ended		Year ended
	December 31,		March 31,
	2004	2003	2004
	(Unaudited)	(Unaudited)	(Audited)
Obligations on non-cancelable leases
Not later than one year	804.32	845.35	814.68
Later than one year and not later than five years	1,735.20	1,831.12	2,217.97
Later than five years	289.34	412.08	376.51

Total	2,828.86	3,088.55	3,409.16

l)	Earnings Per Share

Calculation of EPS (Basic and Diluted):

		Quarter ended		Nine months ended		Year ended
		December 31,		December 31,		March 31,
S. No.	Particulars	2004	2003	2004	2003	2004
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Basic
1.	Opening no. of shares	317,593,572	314,546,307	316,251,710	314,542,800	314,542,800
2.	Total Shares outstanding	318,253,379	315,110,135	317,328,153	314,732,714	315,080,584
3.	Profit after Taxation and share of loss in associate companies (Rs. in lakhs )	16,487.06	13,348.42	50,547.85	37,907.32	51,338.57
4.	EPS (Rs.)	5.18	4.24	15.93	12.04	16.29
Diluted
5.	Stock options outstanding	5,858,087	3,073,672	5,732,915	2,976,085	5,052,952
6.	Total shares outstanding (including dilution)	324,111,466	318,183,807	323,061,068	317,708,799	320,133,536
7.	EPS (Rs.)	5.09	4.20	15.65	11.93	16.04

Satyam Computer Services Limited

m)	The aggregate amounts of the assets, liabilities, income and expenses related to Satyam’s share in joint venture companies that are consolidated and included in these financial statements are as follows:

Rs. in lakhs

	Quarter ended		Nine months ended		Year ended
	December 31,		December 31,		March 31,
Description	2004	2003	2004	2003	2004
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Income from Sales and Services	780.59	649.80	2,109.38	1,827.44	2,294.56
Other Income	0.58	(4.80)	2.28	(19.72)	45.56

Total	781.17	645.00	2,111.66	1,807.72	2,340.12

Personnel expenses	412.56	419.50	1,023.48	1,261.05	1,469.17
Other expenses	215.27	177.51	664.94	579.83	994.10
Interest	3.74	7.27	8.02	21.16	23.39
Depreciation	31.32	46.15	67.40	137.09	177.00

Total	662.89	650.44	1,763.84	1,999.13	2,663.66

Net Profit	118.28	(5.44)	234.82	(191.41)	(323.54)

Rs. in lakhs

	Nine months ended		Year ended
	December 31,		March 31,
Description	2004	2003	2004
	(Unaudited)	(Unaudited)	(Audited)
Secured Loans	78.01	132.90	58.64
Fixed Assets	321.38	200.35	202.37
Inventories	25.47	66.27	48.78
Sundry Debtors	1,185.36	712.60	1,045.96
Cash and Bank Balances	141.26	167.17	161.37
Loans and Advances	499.20	540.52	308.46
Current Liabilities	747.70	679.85	709.91
Provisions	10.48	30.69	29.01

n)	Commitments and Contingencies

i)	Nipuna Services issued 45,669,999 and 45,340,000 0.05% Convertible Redeemable Cumulative Preference Shares of par value Rs.10 each fully paid-up in October 2003 and June 2004 respectively to Olympus BPO Holdings Ltd. and Intel Capital Corporation (investors) for an aggregate consideration of Rs. 9,100.99 lakhs (equivalent to US$ 20 million). These Preference shares are to be mandatorily converted/redeemed into such number of equity shares latest by June 2007 based on certain provisions in the agreement entered with the investors relating to revenues and profits earned up to March 31, 2006. The said preference shares, if not converted or early converted at the option of the investors based on certain triggering events, are redeemable on maturity in June 2007 at a redemption premium, which could range in between 7.5% to 13.5% p.a.

Satyam Computer Services has guaranteed payment of all sums payable by Nipuna Services to the investors on redemption of the said Preference Shares. Further Satyam Computer Services is required to subscribe to Convertible Debentures amounting to US$ 20 million based on certain provisions in the agreement. These Convertible Debentures shall bear an interest rate equal to the prime lending rate of the State Bank of India prevailing at that time and are convertible upon the election of Nipuna Services into Ordinary Shares at any time after issuance.

ii)	Bank Guarantees outstanding Rs. 3,132.28 lakhs (December 31, 2003 – Rs. 2,062.61 lakhs, March 31, 2004 Rs. 2,363.09 lakhs).

iii)	Contracts pending execution on capital accounts, net of advances, Rs. 2,794.39 lakhs (December 31, 2003 – Rs. 1,776.20 lakhs, March 31, 2004 – Rs. 1,915.63 lakhs).

Satyam Computer Services Limited

iv)	Forward Contracts outstanding Rs. 59,581.93 lakhs (Equivalent US$ 136,000,000) {December 31, 2003 – Rs.21,417.90 lakhs (Equivalent US$ 47,000,000), March 31, 2004 – Rs. 19,580.00 lakhs (Equivalent US$ 44,500,000)}. Gain/(Loss) on foreign exchange forward contracts which are included under the head gain/(loss) on exchange fluctuation in the profit and loss account amounted to Rs. 356.97 lakhs) (December 31, 2003 – Rs. 624.83 lakhs, March 31, 2004 – Rs. 1,235.35 lakhs).

v)	Arrears on 0.05% Convertible Redeemable Cumulative Preference Shares amounting to Rs. 4.00 lakhs (December 31, 2003 – Rs. Nil, March 31, 2004 – Rs. 1.05 lakhs).

o)	Dividends remitted in foreign currency

Satyam Computer Services does not make any direct remittances of dividends in foreign currency. Satyam Computer Services remits equivalent of the dividend payable to the holders of ADS in Indian Rupees to the depository bank, which is the registered shareholder on records for all owners of the Satyam Computer Services ADS. The depository bank purchases the foreign currencies and remits dividend to the ADS holders. Satyam Computer Services remitted Rs. 1,618.63 lakhs during the period (December 31, 2003 – Rs. 1,134.08 lakhs, March 31, 2004 – Rs. 1,134.08 lakhs).

p)	Reclassification

Figures for the corresponding periods have been regrouped, recasted and rearranged to conform to those of the current period wherever necessary.

Satyam Computer Services Limited
Consolidated Cash Flow Statement for the Quarter and Nine Months Ended December 31, 2004

Rs. in lakhs

		Quarter Ended	Quarter Ended	Nine Months Ended	Nine Months Ended	Year Ended
		31.12.2004	31.12.2003	31.12.2004	31.12.2003	31.03.2004
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
A.	Cash Flows from Operating Activities
	Net Profit Before Interest and Tax	17,257.98	14,098.81	52,795.66	40,210.93	54,114.50
	Depreciation	2,823.04	2,980.54	8,329.80	8,855.96	11,502.02
	Loss on sale of Fixed Assets	31.36	18.68	102.51	102.10	122.08
	Dividend income on Current Investments	—	—	(10.66)	—	(17.20)
	Profit on sale of Long term Investments	—	—	—	(1,168.19)	(1,168.19)
	(Increase)/Decrease in Inventories	(9.91)	22.67	23.31	44.85	62.34
	(Increase)/Decrease in Sundry Debtors	3,066.39	(3,103.07)	(12,636.66)	(6,572.92)	(10,782.30)
	(Increase)/Decrease in Loans and Advances	(316.97)	931.79	(1,161.03)	(1,100.58)	(1,543.94)
	Increase/(Decrease) in Current Liabilities and Other Provisions	(1,659.39)	(826.67)	6,982.85	2,981.66	1,666.77
	Income Taxes Paid	(4,428.44)	(1,498.11)	(8,025.01)	(11,261.16)	(14,710.70)
	Exchange differences on translation of foreign currency cash and cash equivalents	2,532.31	(305.18)	680.25	787.72	1,811.80

	Net Cash Flow from Operating Activities	19,296.37	12,319.46	47,081.02	32,880.37	41,057.18

B.	Cash Flows from Investing Activities
	Purchase of Fixed Assets	(4,868.07)	(2,074.52)	(13,497.93)	(5,683.26)	(8,388.07)
	Purchase of Long Term Investments	—	—	—	(0.06)	(0.16)
	Proceeds from liquidation/sale of Long term Investment	—	—	—	2,002.13	1,982.14
	Proceeds from sale of Fixed Assets	54.91	6.25	106.03	46.53	73.05
	Proceeds from sale of Current Investments	4.79	3.40	19.22	6.67	3.67
	Long term deposits with scheduled banks	(94,478.23)	—	(94,478.23)	(20,891.25)	(20,891.25)
	Dividend income from Current Investments	—	—	10.66	—	17.20
	Interest accrued / income received	7,798.43	534.14	8,816.20	1,478.85	2,029.34
	Interest on ADS Deposits	—	0.72	—	13.99	14.10

	Net Cash Flow from Investing Activities	(91,488.17)	(1,530.01)	(99,024.05)	(23,026.40)	(25,159.98)

C.	Cash Flows from Financing Activities
	Proceeds from issue of Share Capital	2,787.49	7,532.42	10,242.01	7,544.67	8,382.09
	Receipt of Share Application money pending allotment	43.71	104.75	43.71	104.75	18.62
	Proceeds from Secured Loans	234.30	70.07	875.15	877.31	1,068.25
	Repayment of Secured Loans	(177.08)	(362.47)	(570.49)	(800.04)	(1,001.16)
	Repayment of Unsecured Loan	—	(228.90)	—	(1,188.50)	(1,188.50)
	Financial Expenses Paid	(24.92)	(28.03)	(67.16)	(81.91)	(102.16)
	Dividends Paid	(7,194.16)	(4,263.40)	(17,226.50)	(12,069.97)	(12,069.96)

	Net Cash Flow from Financing Activities	(4,330.66)	2,824.44	(6,703.28)	(5,613.69)	(4,892.82)

D.	Exchange differences on translation of foreign currency cash and cash equivalents	(2,532.31)	305.19	(680.25)	(787.72)	(1,811.80)
	Net Increase in Cash and Cash equivalents during the period	(79,054.77)	13,919.08	(59,326.56)	3,452.56	9,192.58
	Cash and Cash equivalents at the beginning of the period/year	203,398.43	19,865.60	183,670.22	30,332.12	30,332.12

	Cash and Cash equivalents at the end of the period	124,343.66	33,784.68	124,343.66	33,784.68	39,524.70

	Supplementary Information

	Cash and Bank Balances as per Balance sheet	218,821.89	177,327.21	218,821.89	177,327.21	182,458.42
	Add: Current Investments in Mutual Funds considered as cash equivalents	—	602.99	—	602.99	1,211.80
	Less: Long Term Deposits with Scheduled Banks considered as Investments	94,478.23	144,145.52	94,478.23	144,145.52	144,145.52

	Balance considered for Cash Flow Statement	124,343.66	33,784.68	124,343.66	33,784.68	39,524.70

for and on behalf of the Board of Directors

B. Ramalinga Raju Chairman	B. Rama Raju Managing Director

V. Srinivas Director & Sr. Vice President – Finance	G. Jayaraman Vice President (Corp. Affairs) & Company Secretary

Place : Secunderabad Date : January 20, 2005